RECENT TRANSACTIONS BY THE REPORTING PERSONS

       With respect to certain sales transactions reported below, the amount reported in the "Price Per Share" column is a weighted average price. The shares of Common Stock were sold in multiple transactions at prices within the range reported in the "Price Range" column. The Reporting Persons undertake to provide to the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired or (Disposed)	Price Per Share	Price Range	Description of Transaction
11/21/2025	Chad Richison	(1,792)	N/A	N/A	Gift of securities
11/21/2025	Faye Penelope Richison 2023 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
11/21/2025	Rome West Pedersen 2023 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
11/21/2025	Lane West Richison 2022 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
11/21/2025	Kase Gabriel Richison 2022 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
11/21/2025	Sage Elizabeth Richison 2022 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
11/21/2025	Charles Banks Pedersen 2022 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
11/21/2025	Ava L. Richison 2012 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership of the shares of Common Stock
11/21/2025	Ian D. Richison 2012 Irrevocable Trust	112	N/A	N/A	Gift of securities from Mr. Richison; Mr. Richison retains beneficial ownership

					of the shares of Common Stock